SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2003

OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-3863

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harris Corporation Retirement Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harris Corporation 1025 West NASA Blvd. Melbourne, Florida 32919

HARRIS CORPORATION
RETIREMENT PLAN

Financial Statements
and Supplementary Information

June 30, 2003 and 2002

HARRIS CORPORATION RETIREMENT PLAN

June 30, 2003 and 2002	Page

Independent Auditor’s Report	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

Supplemental Schedules:

Assets Held for Investment	10-46

Assets Held for Investment Which Were Both Acquired and Disposed of Within the Plan Year	47-49

Transactions or Series of Transactions in Excess of Five Percent of the Current Value of Plan Assets	50

INDEPENDENT AUDITOR’S REPORT

To the Participants
and the Retirement Plan Administrative Committee of the
Harris Corporation Retirement Plan
Melbourne, Florida

We have audited the accompanying statements of net assets available for benefits of the Harris Corporation Retirement Plan (the “Plan”) as of June 30, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2003 and 2002, and the changes in its net assets available for benefits with fund information for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment as of June 30, 2003, assets held for investment which were both acquired and disposed of within the plan year, and transactions or series of transactions in excess of five percent of the current value of Plan assets for the year then ended, together referred to as “supplemental information”, are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the June 30, 2003 financial statements and, in our opinion, are fairly stated in all material respects in relation to the June 30, 2003 financial statements taken as a whole.

/s/ Bray/Beck & Koetter CPA, PA

Melbourne, Florida
October 22, 2003

HARRIS CORPORATION RETIREMENT PLAN

Statements of Net Assets Available for Benefits

June 30, 2003 and 2002

	2003	2002
ASSETS
Investments, at fair value (Note 4):
Common stocks	$625,947,940	$659,205,154
Registered investment companies	143,060,834	109,816,957
Common/collective trust funds	416,969,302	469,694,884
Guaranteed Investment Contracts	546,575,850	484,283,836
Participant loans	24,012,032	22,232,964
Partnership interests	116,441	—

Total investments	1,756,682,399	1,745,233,795
Receivables:
Contributions receivable:
Harris Corporation	19,008,067	14,205,703
Participants	1,948,428	1,882,557
Loan payments	440,320	344,963
Accrued interest and dividends	755,807	885,764
Securities sold	2,907,719	3,488,306

Total receivables	25,060,341	20,807,293
Cash and cash equivalents (Note 3)	93,854,099	98,031,774

Total assets	1,875,596,839	1,864,072,862
LIABILITIES
Due to participants	4,961,144	5,226,762
Accrued expenses	25,998	3,425
Securities purchased	678,311	3,125,871

Total liabilities	5,665,453	8,356,058

Net assets available for benefits	$1,869,931,386	$1,855,716,804

See accompanying notes to financial statements.

HARRIS CORPORATION RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended June 30, 2003 and 2002

	2003	2002
Increases:
Interest	$27,411,139	$32,497,776
Dividends	11,694,950	10,817,470
Net appreciation (depreciation) in fair value of investments	(10,565,848)	(163,778,211)
Contributions:
Participant rollover	3,730,871	3,511,126
Employer profit sharing	17,800,749	13,232,751
Employer matching	31,143,376	25,588,126
Employee	48,607,941	45,223,613

Total increases	129,823,178	(32,907,349)
Decreases:
Benefits paid directly to participants	111,622,061	134,776,852
Administrative expenses	3,986,535	4,860,365

Total decreases	115,608,596	139,637,217

Net increase (decrease) in net assets available for benefits	14,214,582	(172,544,566)
Net assets available for benefits:
Beginning of year	1,855,716,804	2,028,261,370

End of year	$1,869,931,386	$1,855,716,804

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 2003 and 2002

1.	Description of the Plan

The following description of the Harris Corporation Retirement Plan (“Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Harris Corporation Retirement Plan is a defined contribution plan covering substantially all domestic employees of Harris Corporation who are not covered by a collective bargaining agreement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Harris Corporation Retirement Plan features a Profit-Sharing Program and a Deferred Income Savings Program. The Corporation’s annual contribution to the Profit-Sharing Program is equal to 11.5% of the Corporation’s adjusted and consolidated net income as defined under the plan document, plus any discretionary amount determined by the Board of Directors of the Corporation. The Profit-Sharing contribution is allocated, in the subsequent Plan year, among participating employees’ individual account balances based on eligible compensation. The Deferred Income Savings Program was designed to take advantage of Internal Revenue Code Section 401(k). Under the Deferred Income Savings Program, participants may contribute up to 20% of their regular eligible compensation to the Plan in 1% increments. The contributions can be in pre-tax or after-tax dollars at the participant’s election. The employer contributes a matching amount equal to 100% of the participant’s contributions, to a maximum of 6.857% of eligible compensation. Participants are eligible to make elective contributions on a pre-tax or after-tax basis during the first year of service. Participants become eligible to receive allocations under the Profit-Sharing Program and matching contributions under the Deferred Income Savings Program after completing one year of credited service.

Payments of Benefits

Distributions from the Plans can be made in the event of death, disability, termination of employment or financial hardship.

Participant Loans

The loan program permits employees to borrow against their 401(k) plan contributions. Employees may borrow in increments of $100 from a minimum of $500 to a maximum of $50,000, within certain limitations established by the Plan. Payback periods range from one to five years at the option of the participant. Interest rates are established by the Corporation based on market rates. The outstanding loans have been established as a separate fund. Principal and interest paid on the loans are allocated to the funds consistent with the allocation of 401(k) plan contributions.

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 2003 and 2002

1.	Description of the Plan, continued

Vesting

A participant’s right to profit-sharing funds and employer matched deferred income contributions becomes vested using a formula based upon service, with 20% vesting after two years of credited service, and an additional 20% vesting for each of the four following years of credited service. At the time of retirement, death, or termination of employment, a participant’s vested share of the Plans assets, net of any participant loans outstanding, becomes distributable in a lump-sum payment or through installments over a period of time as requested by the participant and approved by the Retirement Plan Administrative Committee.

Forfeitures

A participant who terminates employment for reasons other than retirement or other specified circumstances and is not 100% vested, will forfeit the non-vested portion of the Corporation’s contributions unless the participant returns to employment within five years. The forfeited contributions reduce the cash contributions from the Corporation. For the year ended June 30, 2003, employer contributions were reduced by $987,935 from forfeited nonvested accounts. Forfeited amounts included in Plan assets at June 30, 2003 which are available to reduce company contributions totaled $1,509,913. In 2003 and 2002 the forfeitures used reduced contributions in the Money Market Fund.

Plan Termination

Although it has not expressed any intent to do so, Harris Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination participants will become 100 percent vested in their accounts.

Investment Options

Upon enrollment into the Plan, a participant may direct employer, employee, and profit sharing contributions in any of twelve investment options, except that profit sharing contributions may not be invested in the Harris Stock Fund. The investment options are fully described in the “Employer Summary Plan Description”. Elections to change funds can be made daily; however, amounts in the Stable Value Fund, which is comprised of unallocated insurance contracts, cannot be transferred directly to the Money Market Fund. A participant may not transfer amounts from other investment funds to the Harris Stock Fund.

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 2003 and 2002

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used when available, to value investments. Investments for which a quoted market value is not available are stated at fair values reported by the trustee or investee company. Guaranteed investment contracts held in the Plan’s Stable Value Fund are fully benefit-responsive. In accordance with Statement of Position No. 94-4 “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pensions Plans”, these contracts are recorded at contact value, which approximates fair value. The average effective yield for the years ended June 30, 2003 and 2002 was 3.82% and 5.07%, respectively. Crediting interest rates range from 1.79% — 7.53% at June 30, 2003 and 4.0% — 7.53% at June 30, 2002. Participant loans are stated at cost.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation (depreciation) in fair value of investments represents the sum of the unrealized appreciation or depreciation in aggregate fair value of investments and the realized gain or loss on sale of investments.

Administrative Expenses

Unless otherwise elected by Harris Corporation, all ordinary and extraordinary charges and expenses incurred by the Trustee in connection with the administration of the Plan are paid by the Trustee from the assets of the Trust.

Payment of Benefits

Benefits are recorded when paid.

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 2003 and 2002

3.	Transactions with Parties-in-Interest

Under Department of Labor regulations for reporting and disclosure, an employee benefit plan is required to report investment transactions and compensation paid to a “party-in-interest”.

The term “party-in-interest” is broadly defined but would include Harris Corporation as the Plan Sponsor; Deutsche Bank Trust Company as Trustee; and any person or corporation that renders services to the Plan.

Investments of the Plan at June 30, 2003 and 2002 include the following:

	2003		2002
	Shares	Fair Value	Shares	Fair Value
Pyramid Broad Market
Fixed Income Fund	—	$—	80,116,477	$219,795,549
Pyramid Equity Index Fund	—	—	101,518	249,899,335
Harris Corporation common stock	1,470,415	44,185,971	1,285,222	46,576,445

Cash and cash equivalents of the Plan at June 30, 2003 and 2002 include (but is not limited to) the following:

	2003		2002
	Shares	Fair Value	Shares	Fair Value
Pyramid Directed Account
Cash Fund	28,726,049	$28,726,049	33,935,724	$33,935,724

Pyramid Funds were managed by Deutsche Bank Trust Company, the Plan’s Trustee, until November 2002, when the index equity and index bond monies were sold to Northern Trust. As more fully described in Note 6, Northern Trust is the Plan’s new trustee, effective November 1, 2003.

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 2003 and 2002

4.	Investments

Investment income of the Plan during the years ended June 30, 2003 and June 30, 2002 is as follows:

	2003	2002
Net appreciation (depreciation) in fair value as determined by quoted market prices:
U.S. government securities	$(1,016,538)	$4,788,060
Corporate debt securities	—	576,952
Foreign debt securities	—	(14,608)
Partnership interests	3,778	—
Corporate equity securities	(28,367,188)	(110,043,242)
Registered investment companies	1,113,305	(5,275,100)
Morgan Stanley International Magnum Fund	—	(7,843,023)
Putnam New Opportunities Fund	—	(2,173,184)

	(28,266,643)	(119,984,145)
Net appreciation (depreciation) in fair value as determined by investee company:
NTGI-QM Collective Daily Aggregate Bond Index	18,995,239	13,470,302
NTGI-QM Collective Daily S&P500 Equity Index	(1,294,444)	(57,264,368)

	17,700,795	(43,794,066)
Interest and dividends	39,106,089	43,315,246

Totals	$28,540,241	$(120,462,965)

The fair value of individual investments that represent 5% or more of plan net assets at June 30, 2003 are as follows:

NTGI-QM Collective Daily S&P500 Equity Index Fund	$240,212,919

NTGI-QM Collective Daily Aggregate Bond Index Fund	$176,756,383

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 2003 and 2002

5.	Tax Status

The plan obtained its latest determination letter on August 18, 1998, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust is tax-exempt as of June 30, 2003. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Subsequent Event

On October 24, 2003, the Company appointed Northern Trust Company as successor trustee for the Corporation’s 401(k) Retirement Plan Master Trust, effective November 1, 2003.

Supplemental Schedules

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 1

ACCOUNT 124079 - COMBINED	HARRIS COROPORATION RETIREMENT PLAN COMBINED REPORT

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE

FRAC CUSIP FOR KINDER MORGAN MGMT	64,960.000	0.00	2.40
(494S5U100)
ARCH CAPITAL GROUP LTD	4,200.000	157,220.24	145,656.00
COM STK USD0.01
COOPER INDUSTRIES LTD	66,900.000	2,431,068.38	2,762,970.00
COM USD5 CLASS ‘A’ (FORMERLY COOPER INDUSTRIES INC)
FRONTLINE	22,300.000	256,716.17	317,106.00
COM
INGERSOLL RAND CO	93,700.000	4,444,497.38	4,433,884.00
CL ‘A’ COM STK USD2
IPC HLDGS LTD	4,400.000	140,307.07	147,444.00
ORD
MARVELL TECHNOLOGY GROUP LTD	2,000.000	68,575.44	68,700.00
ORD
MAX RE CAPITAL	7,300.000	113,139.62	108,405.00
COM STK
NABORS INDUSTRIES LTD	13,000.000	423,412.07	513,890.00
COM STK (FORMERLY NABORS INDUSTRIES INC)
02MICRO INTERNATIONAL LIMITED	47,875.000	675,929.24	772,223.75
COMMON STOCK
UTI WORLDWIDE INC	3,300.000	85,907.09	101,805.00
ISIN# VGG872101032 COM
TOMMY HILFIGER	22,700.000	203,752.36	209,748.00
COM STK USD0.01

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 2

ACCOUNT 124079 - COMBINED	HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE

TRANSOCEAN INC	14,800.000	665,854.37	325,156.00
COM USD0.01 (FORMELY TRANSOCEAN SEDCO FOREX INC)
WEATHERFORD INTL LTD	11,500.000	572,530.40	481,850.00
COM USD1 (FORMERLY WEATHERFORD INTERNATIONAL INC)
TARO PHARMACEUTICAL INDS LTD	11,450.000	377,182.98	630,093.50
ORD
VERISITY LTD	32,925.000	511,357.24	390,819.75
ORD
QIAGEN INC	36,125.000	231,975.98	293,335.00
ADR COM
FLEXTRONICS INTL LTD	28,900.000	299,809.13	301,427.00
PYRAMID DISCRETIONARY	1.660	1.66	1.66
ACCOUNT CASH FUND
PYRAMID DIRECTED ACCOUNT CASH	28,726,047.550	28,726,047.55	28,726,047.55
FUND
RESERVE INVSTMT FUND INC	3,013,276.480	3,013,276.48	3,013,276.48
05/20/2000
HARRIS RETIREMENT PLAN LOAN	24,012,032.570	24,012,032.570	24,012,032.570
AFLAC CORP	11,600.000	302,654.80	356,700.00
AOL TIME WARNER	296,150.000	6,421,413.82	4,765,053.50
COMMON STOCK
AT&T COMCAST CORP	73,850.000	1,864,770.39	1,421,612.50
CLA A COMMON STOCK
AT&T WIRELESS SVCS INC	67,500.000	584,566.19	554,175.00
COMMON STOCK

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 3

ACCOUNT 124079 - COMBINED	HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE

ABBOTT LABORATORIES	77,200.000	3,139,861.15	3,378,272.00
COM NPV
ACCREDO HEALTH INC	22,062.000	611,523.41	477,642.30
COM
ACUITY BRANDS INC	6,600.000	114,208.98	119,922.00
COMMON STOCK USD0.01
ADOBE SYSTEMS COM NPV	13,300.000	480,359.32	426,531.00
ADTRAN INC	3,400.000	117,456.99	175,508.00
COM STK USD.01
ADVANCED DIGITAL INFORMATION	29,300.000	315,199.17	290,656.00
COM
AGERE SYSTEMS INC	147,932.000	892,826.68	344,681.56
CL ‘A’ COM STK USD0.01
AGERE SYSTEMS INC	44,975.000	398,945.77	103,442.50
CL ‘B’ COMMON STOCK USD. 0.01
AGILENT TECHNOLOGIES INC	23,800.000	1,049,272.29	465,290.00
COMMON STOCK USD0.01
AIR PRODS & CHEMS INC COM	55,220.000	2,582,190.55	2,297,152.00
ALCOA INC	26,600.000	773,818.26	678,300.00
COM
SSGA US EXTENDED MARKET INDEX FUND	689,583.303	6,211,157.30	6,562,764.29
SSGA RUSSELL 2000 GROWTH INDEX FUND	1,457,671.795	11,469,404.55	11,643,882.30
STI CLASSIC INSTITUTIONAL CASH MGMT	65,124,079.650	65,124,079.65	65,124,079.65
MONEY MARKET FUND
ALLERGAN INC COM	7,900.000	619,913.33	609,090.00
USD0.01

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 4

ACCOUNT 124079 - COMBINED	HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE

ALLIANCE GAMING CORP COM	19,370.000	281,861.33	366,286.70
COM
ALLSTATE CORP	68,250.000	2,537,817.63	2,433,112.50
COM STK USD0.01
ALLTEL COM	41,900.000	1,661,680.34	2,020,418.00
USD1
ALPHARMA INC	20,200.000	202,445.36	436,320.00
CL A COM
ALTERA	115,080.000	1,321,175.34	1,890,764.40
COM NPV
ALTRIA GROUP INC	65,300.000	2,403,749.95	2,967,232.00
F/K/A PHILIP MORRIS COS INC NEW COM STK USD0.3333
AMAZON COM INC	9,400.000	245,793.05	341,408.00
COM
AMBAC INC	6,500.000	399,830.05	430,625.00
COM
AMERADA HESS CORP COM	41,400.000	2,384,904.62	2,036,052.00
AMERICAN EXPRESS CO	98,100.000	3,329,240.10	4,101,561.00
COM
AMERICAN FINANCIAL REALITY TRUST	10,575.000	149,620.80	157,673.25
COMMON STOCK USD0.01
AMERICAN HEALTHWAYS INC	10,500.000	204,264.39	378,210.00
COMMON STOCK USD0.001 (FORMERLY AMER HEALTHCORP)
AMERICAN INTL GROUP INC COM	141,026.000	6,950,497.97	7,781,814.68

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 5

ACCOUNT 124079 - COMBINED	HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE

AMERICAN MED SYS HLDGS INC	15,450.000	288,499.51	261,105.00
COM
AMERICAN PHARMACEUTICAL PARTNER INC	4,500.000	99,368.96	152,550.00
COM USD0.01
AMERUS GROUP CO	7,200.000	244,388.59	202,968.00
COMMON STOCK
AMERISOURCEBERGEN CORP	18,110.000	1,235,574.09	1,255,928.50
COM
AMERIGROUP CORP	14,375.000	361,934.52	534,750.00
COM STK NPV
AMGEN CORP COM NPV	40,600.000	2,129,788.43	2,677,164.00
AMPHENOL CORP	18,000.000	854,663.10	842,760.00
NEW CL A
AMSURG CORP	32,600.000	939,224.07	995,278.00
COM STK
ANALOG DEVICES INCORPORATION	23,700.000	1,401,322.87	825,234.00
COM STK USD0.16 2/3
ANALOGIC CORP	2,200.000	111,923.91	107,404.00
COM STK USD0.05
ANCHOR BANCORP WISCONSIN INC	5,100.000	115,253.32	121,839.00
COM
ANHEUSER BUSCH COS INC COM	13,200.000	597,878.78	673,860.00
AON CORP COM	32,000.000	1,014,274.73	770,560.00
APACHE CORP	6,210.000	357,463.77	404,022.60
APOLLO GROUP INC	4,900.000	206,635.59	302,820.00
CLASS ‘A’ COM STK NPV

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 6

ACCOUNT 124079 - COMBINED	HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE

APPLE COMPUTER COM.NPV	25,300.000	440,590.74	482,218.00
APPLIED MATLS INC COM	26,400.000	628,085.59	418,176.00
ARCH COAL INC	9,200.000	162,067.91	211,416.00
COM
ASTRAZENECA PLC	13,700.000	577,895.18	558,549.00
SPONSORED ADR
AUTOMATIC DATA PROCESSING INC	5,700.000	218,991.10	193,002.00
COM STK USD0.10
AVERY DENNISON CORP	10,300.000	655,144.24	517,060.00
COM
AVON PRODS INC COM	22,200.000	955,131.54	1,380,840.00
B J SERVICES	17,000.000	551,907.01	635,120.00
BP PLC	56,456.000	2,099,774.58	2,372,281.12
ADR COM
BAKER HUGHES	52,500.000	1,626,485.34	1,762,425.00
COM US
BANCORPSOUTH INC	9,300.000	207,683.53	193,905.00
COM
BANDAG INC COM	2,900.000	113,905.24	108,083.00
BANK OF AMERICA CORP	44,100.000	2,643,937.04	3,485,223.00
COM STK USD0.01 (FRMLY BANKAMERICA CORP)
BANK OF NEW YORK	108,560.000	3,390,812.75	3,121,100.00
COM USD7.5

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 7

ACCOUNT 124079 - COMBINED	HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE

BANC ONE CORP COM NPV	107,200.000	4,006,588.90	3,985,696.00
BANTA CORP COM NASD	10,400.000	359,225.63	336,648.00
BAXTER INTL INC	88,900.000	2,814,236.22	2,311,400.00
COM
BEA SYS INC	29,500.000	741,704.26	321,255.00
COM
BECTON DICKINSON & CO COM	27,700.000	804,196.81	1,076,145.00
BENCHMARK ELECTRICS INC	10,700.000	264,673.92	329,132.00
COM
BEST BUY INC COM	10,700.000	392,309.03	469,944.00
BIG 5 SPORTING GOODS CORP	11,450.000	145,770.74	144,041.00
COM USD0.01
BIOGEN INC COM NA	8,100.000	369,386.29	307,557.00
BLACK & DECKER CORP COM USD0.50	18,500.000	574,297.79	803,825.00
BOB EVANS FARMS INC COM	5,190.000	134,186.92	145,268.10
BOEING CO COM	117,600.000	4,575,618.94	4,036,032.00
BOSTON SCIENTIFIC CORP	19,100.000	551,517.80	1,167,010.00
COM
BRINKER INTERNATIONAL	15,600.000	432,142.42	561,912.00
COM STK US$0.10
BRISTOL MYERS SQUIBB CO	150,400.000	6,258,446.87	4,083,360.00
COM
BROADCOM CORP	11,500.000	181,899.44	286,465.00
CL A

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 8

ACCOUNT 124079 - COMBINED	HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE

BROWN FORMAN CORP	18,300.000	940,084.56	1,438,746.00
CL B
BURLINGTON RESOURCES	9,800.000	448,091.37	529,886.00
CDW CORP	6,500.000	238,461.32	297,765.00
COM STK USD0.01
C H ROBINSON WORLDWIDE INC	6,350.000	187,859.92	225,044.00
COM
CIGNA CORP COM	35,200.000	1,369,860.07	1,652,288.00
CLECO CORP NEW	21,200.000	315,083.60	367,184.00
COM
CVS CORP	15,200.000	760,723.24	426,056.00
COM
CABOT MICROELECTRONICS	19,200.000	967,996.04	968,256.00
COMMON STOCK
CAMPBELL SOUP CO COM	74,000.000	2,504,967.67	1,813,000.00
CAPITAL AUTOMOTIVE REIT	16,900.000	422,476.78	473,031.00
CARDINAL HEALTH INC	11,000.000	469,019.03	707,300.00
COM STK NPV
CENDANT CORPORATION	16,200.000	307,512.04	296,784.00
COMMON STOCK (REREF TO 2214638)
CEPHALON INC	1,400.000	63,309.82	57,470.00
COM STK USD0.01
CHARLES RIV ASSOCS INC	16,575.000	315,777.05	468,575.25
COM STK

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 9

ACCOUNT 124079 - COMBINED	HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE

CHARLES RIV LABS INTL INC	10,750.000	317,781.91	345,935.00
COMMON STOCK
CHECKPOINT SYS INC	10,800.000	150,002.52	152,820.00
COM
CHEVRONTEXACO CORP	115,640.000	8,603,107.19	8,349,208.00
COM STK
CHICAGO MERCANTIL EXCHANGE HLDGS	325.000	11,375.00	22,629.75
COMMON STOCK USD0.01
CHICO’S FAS INC	22,327.000	340,907.40	469,983.35
COMMON STOCK USD0.01
CHOICEPOINT INC	4,000.000	138,274.98	138,080.00
COM
CHRISTOPHER & BANKS CORP	17,525.000	455,933.88	648,249.75
COMMON STOCK USD0.01 (FORMERLY BRUANS FASHIONS)
CHUBB CORP COM	30,700.000	1,939,374.12	1,842,000.00
CISCO SYSTEMS	498,630.000	9,068,317.08	8,371,997.70
COMMON STOCK NPV
CINTAS CORP COM	6,700.000	305,150.18	237,381.00
CITIGROUP INC	266,057.000	8,416,652.16	11,387,239.60
COM
CLEAR CHANNEL COMMUNICATIONS INC	18,400.000	1,050,240.01	779,976.00
COM
CLOROX CO COM	30,900.000	974,107.59	1,317,885.00
COCA COLA CO COM	62,400.000	3,551,850.72	2,895,984.00

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 10

ACCOUNT 124079 - COMBINED	HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE

COGNIZANT TECHNOLOGY SOLUTIONS CORP	19,181.000	331,767.91	467,824.59
COM STK USD0.01
COLGATE PALMOLIVE CO COM	25,100.000	1,310,534.40	1,454,545.00
COLONIAL BANCGROUP	10,510.000	146,471.49	145,773.70
INC COM
COMCAST CORP	95,318.000	2,949,831.54	2,876,697.24
CLASS A CM
COMCAST CORP	28,800.000	906,488.52	834,912.00
SPECIAL CL ‘A’ COM STK NEW
COMMONWEALTH TEL ENTERPRISES INC	4,600.000	169,693.67	202,124.00
NEW COM
COMPUTER SCIENCES COM $US1	20,600.000	1,303,903.29	785,272.00
CONNECTICUT BANCSHARES INC	2,700.000	108,993.19	105,732.00
COMMON STOCK
CONOCOPHILLIPS	11,800.000	747,970.73	646,640.00
COM $US1.25 (FORMERLY PHILLIPS PETROLEUM CO)
CONSTELLATION ENERGY GROUP	65,300.000	1,744,115.05	2,239,790.00
NPV FRMLY (BALTIMORE GAS & ELECTRIC COM)
COOPER COS INC	10,940.000	258,729.99	380,383.80
COM STK USD0.10
COPART INC	27,525.000	506,219.98	260,111.25
COM STK NPV
CORPORATE OFFICE PPTYS TR	6,600.000	91,571.68	111,738.00
CORRECTION CORP OF AMERICA	42.000	0.00	1,063.86
COMMON STOCK FRMLY (CCA PRISON REALTY CORP)

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 11

ACCOUNT 124079 - COMBINED	HARRIS COROPORATION

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

COSTAR GROUP INC	3,575.000	99,209.81	106,106.00
COM STK
COX COMMUNICATIONS INC	9,000.000	293,061.40	287,100.00
CLASS ‘A’ COM STK USD0.01
CREE INC	8,775.000	161,968.65	142,593.75
COMMON STOCK USD 0.005
(FORMERLY CREE RESEARCH INC)
CTI MOLECULAR IMAGING INC	16,850.000	309,930.12	314,252.50
COM
CURTISS-WRIGHT CORP	2,410.000	133,822.77	152,312.00
COM STK USD1
DANAHER CORP COM	4,600.000	255,466.42	313,030.00
DEERE & CO COM $US1	34,380.000	1,400,293.13	1,571,166.00
DELL COMPUTER COM USD1	179,170.000	5,814,133.64	5,704,772.80
DELPHI FINANCIAL GROUP INC	3,540.000	125,917.97	165,672.00
CLASS ‘A’ COM STK USD0.01
DENBURY RES INC	9,200.000	99,985.67	123,556.00
COM NEW
DEVON ENERGY CORPORATION NEW	7,900.000	368,102.48	421,860.00
COM
DISNEY WALT CO	146,617.000	3,833,412.20	2, 895, 685.75
DISNEY COM
DODGE & COX STK FD	284,306.674	26,756,464.93	27,378,732.71
COM
DOLLAR THRIFTY AUTOMOTIVE GROUP INC COM	6,130.000	130,254.35	113,711.50

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 12

ACCOUNT 124079 - COMBINED	HARRIS COROPORATION

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

DOLLAR TREE STORES INC	37,744.000	932,330.83	1,199,126.88
COM STK USD0.01
DONNELLEY R R & SONS CO COM	35,100.000	1,071,996.10	917,514.00
DORAL FINL CORP	5,762.000	145,368.84	257,273.30
COM
DOW CHEM CO COM	88,100.000	2,562,975.00	2,727,576.00
DOW JONES COM USD1	56,700.000	2,708,558.66	2,439,801.00
DOWNEY FINL CORP	5,820.000	239,616.85	240,366.00
COM
DU- PONT DE NEMOURS	112,700.000	4,674,225.70	4,692,828.00
COM USD0.60
DUKE ENERGY CORPORATION	87,600.000	2,419,583.03	1,747,620.00
DUN & BRADSTREET CORP DEL NEW	24,500.000	439,495.45	1,006,950.00
COMMON STOCK
EMC CORP MASSACHUSETTS	130,500.000	6,427,639.34	1,366,335.00
COM STK USD0.01
EAST WEST BANCORP INC	4,450.000	127,538.75	160,778.50
COM
EASTMAN KODAK CO COM	57,800.000	2,792,235.07	1,580,830.00
EATON CORP COM	13,500.000	869,952.04	1,061,235.00
EBAY INC	5,800.000	392,967.17	603,200.00
COM STK USD0.01
ECHOSTAR COMMUNICATIONS CORP	12,800.000	727,283.21	443,136.00
CLASS ‘A’ COM STK USD0.01

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 13

ACCOUNT 124079 - COMBINED	HARRIS COROPORATION

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

EL PASO CORPORATION	83,000.000	1,578,452.14	670,640.00
COMMON STOCK USD3
(FORMERLY EL PASO ENERGY CORP)
ELECTRONIC ARTS	8,600.000	450,914.21	635,540.00
COM STK NPV
EMCOR GROUP	4,980.000	250,661.43	245,812.80
COM STK USD0.10
EMERSON ELEC CO COM	50,820.000	2,462,061.67	2,596,902.00
ENTEGRIS INC	12,000.000	92,960.40	161,880.00
COMMON STOCK
ERICSSON (LM) (TELEFONAKTIEBOLAGET)	29,400.000	214,173.67	312,522.00
ADR B SEK 10
EXPEDITORS INTERN OF WASHINGTON INC	7,375.000	211,613.69	254,142.50
COM STK US$0.01
EXPRESS SCRIPTS INC	11,700.000	568,035.58	800,397.00
CLASS ‘A’ COMON STOCK USD0.01
EXXON MOBIL CORP	304,044.000	9,183,971.38	10,918,220.04
COMMON STOCK
FTI CONSOLTING INC	10,575.000	158,233.72	264,057.75
COM
FACTSET RESH SYS INC	13,675.000	424,599.33	602,383.75
COM
FAMILY DOLLAR STORES, INC	11,270.000	295,602.60	429,950.50
COM STK USD0.10
FREDDIE MAC	57,600.000	2,546,239.47	2,924,352.00
COM

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 14

ACCOUNT 124079 - COMBINED	HARRIS COROPORATION

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

FEDERAL NATIONAL MORTGAGE ASSOC	125,830.000	6,818,634.61	8,485,975.20
COM NPV
FIFTH THIRD BANCORP	30,920.000	1,888,493.02	1,775,426.40
COM STK NPV
FIRST BANCORP P R	3,600.000	108,702.00	98,820.00
COM
FIRST DATA CORP	49,900.000	1,793,826.63	2,067,856.00
COM
FLAGSTAR BANCORP INC	16,460.000	170,804.09	402,447.00
COM
FIRST ENERGY CORP	33,035.000	710,811.04	1,270,195.75
COMMON STOCK
FLEET BOSTON FIN CORP	88,899.000	2,429,438.37	2,641,189.29
COM STK USD.01
(FORMERLY FLEET BOSTON CORP)
FORD MOTOR	64,300.000	1,491,649.93	706,657.00
COMMON STOCK
FORD CAPITAL TRUST	12,500.000	625,000.00	543,125.00
6.500% CNV PREFERRED STOCK
FOREST LABS INC COM	9,600.000	371,854.86	525,600.00
FORTUNE BRANDS INC	36,600.000	1,024,102.36	1,910,520.00
COM
FOX ENTERTAINMENT GROUP INC-A SHS	15,900.000	416,551.25	457,602.00
COMMON STOCK
FRED’S INC	2,600.000	73,583.94	97,318.00
FREMONT GEN CORP COM	9,500.000	114,322.08	130,150.00

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 15

ACCOUNT 124079 - COMBINED	HARRIS COROPORATION

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

FRIEDMAN BILLINGS RAMSEY GROUP INC	26,061.000	224,857.11	349,217.40
CLASS’A’COM USD0.01 (REIT)
FRONTIER OIL CORP	6,700.000	108,652.73	101,840.00
COM
GENENTECH INC	5,000.000	347,331.50	360,600.00
COM STK
GENERAL ELECTRIC CO (U.S.)	570,500.000	17,230,139.12	16,361,940.00
GENERAL MILLS INC COM	33,300.000	1,169,114.51	1,578,753.00
GENUINE PARTS CO COM	42,400.000	1,260,511.18	1,357,224.00
GENZYME CORP COM	0.295	57.77	12.35
GEORGIA GULF CORP	7,520.000	188,175.10	148,896.00
COM PAR $0.01
GILLETTE CO COM	118,600.000	4,120,269.81	3,778,596.00
GOLDEN WEST FINANCIAL COM USD0.10	6,200.000	383,595.50	496,062.00
GOLDMAN SACHS GROUP INC	47,610.000	3,916,366.45	3,987,337.50
COMMOM STOCK
GRACO INC COM	7,710.000	196,455.53	246,720.00
GREAT LAKES CHEM COM USD1	53,400.000	2,265,596.12	1,089,360.00
HRPT PPTYS TR	32,480.000	286,801.39	298,816.00
COM SH BEN INT
HANCOCK JOHN FINL SVCS INC	24,623.000	707,035.03	756,664.79
COM
HANDLEMAN CO	5,400.000	81,990.73	86,400.00
COM STK USD0.01

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 16

ACCOUNT 124079 - COMBINED	HARRIS COROPORATION

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

HARBOR FLA BANCSHARES INC	11,600.000	279,094.56	278,052.00
COM
HARRIS CORP DEL COM	1,470,415.000	41,627,815.64	44,185,970.75
HASBRO INC COM	96,300.000	1,463,854.97	1,684,287.00
HEALTH MANAGEMENT ASSOC	19,300.000	393,205.33	356,085.00
CLASS’A’USD0.01
HEADWATERS INC	9,300.000	141,490.19	135,315.00
COM STK USD0.001
HELMERICH & PAYNE INC COM	3,600.000	95,045.62	105,120.00
HERCULES INC COM	91,300.000	2,845,590.52	903,870.00
HERSHEY FOODS CORP COM	6,500.000	351,394.38	452,790.00
HEWLETT PACKARD CO COM	163,704.000	4,257,331.19	3,485,895.20
HIBBETT SPORTING GOODS INC	10,425.000	212,631.48	343,399.50
COM STK USD0.01
HIGHWOODS PPTYS INC	9,000.000	232,620.12	200,700.00
COM
HILTON HOTELS CORP	102,700.000	1,457,449.91	1,313,533.00
COM USD2.50
HOME DEPOT INC COM	214,190.000	6,629,970.46	7,093,972.80
HONEYWELL INTERNATIONAL	228,920.000	7,329,495.19	6,146,502.00
COM STK USD1
FORMERLY ALLIEDSIGNAL INC
HOUSTON EXPL CO	6,300.000	211,767.40	218,610.00
COM

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 17

ACCOUNT 124079 - COMBINED	HARRIS COROPORATION

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

HOVNANIAN ENTERPRISES INC	3,000.000	103,702.46	176,850.00
CL A COM
HUBBELL HARVEY INC CL B	39,000.000	1,202,610.88	1,290,900.00
ICU MEDICAL INC	18,300.000	558,317.11	568,947.00
COMMON STOCK USD0.01
ICON PUB LTD CO	1,100.000	33,419.92	35,002.00
IKON OFFICE SOLUTIONS INC	39,800.000	368,889.45	354,220.00
(FORMERLY ALCO STANDARD CORP)
ILEX ONCOLOGY INC	26,550.000	400,152.33	514,273.50
COMMON STOCK USD0.01
ILLINOIS TOOL WKS INC COM	7,700.000	461,729.01	507,045.00
INDEPENDENT BK CORP MICH	3,400.000	91,152.04	87,380.00
COM
INTERGRATED CIRCUIT SYSTEMS	14,550.000	283,533.10	457,015.50
COMMON STOCK
INTEL CORP	326,900.000	8,825,292.14	6,802,789.00
COMMON STOCK USD0.001
INTERACTIVECORP	8,600.000	325,537.22	338,238.00
USD 0.01
(FORMERLY USA INTERACTIVE)
INTERGRAPH	13,200.000	237,167.33	279,048.00
COM USD0.10
INTERNATIONAL BUSINESS MACHS CORP COM	29,600.000	2,864,101.15	2,442,000.00
INTERNATIONAL FLAVORS & FRAGRANCES INC	41,600.000	1,642,296.19	1,328,288.00
COM

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 18

ACCOUNT 124079 - COMBINED	HARRIS COROPORATION

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

INTERNATIONAL PAPER CO COM	152,196.000	5,551,251.50	5,437,963.08
INTERSIL CORP	17,800.000	369,652.23	473,658.00
CL A COMMON STOCK USD0.01
INVERESK RESH GROUP INC	30,575.000	441,857.30	547,292.50
COM
INVISION TECHNOLOGY	3,300.000	89,628.18	81,147.00
COM STK USD0.01
IRWIN FINANCIAL CORP	10,000.000	214,590,35	259,000.00
COM NPV
JP MORGAN CHASE & CO	91,160.000	2,886,922.18	3,115,848.80
COMMON STOCK
(FORMERLY CHASE MAHATTAN CORP)
JABIL CIRCUIT INC	118,760.000	2,971,433.58	2,624,596.00
JOHNSON & JOHNSON	163,400.000	8,034,286.64	8,447,780.00
COMMON STOCK
JOHNSON CTLS INC COM	14,600.000	1,178,248.22	1,249,760.00
KLA-TENCOR CORPORATION	12,600.000	703,766.81	585,396.00
COM STK USD0.001
(FORMERLY KLA INSTRUMENTS)
KANEB PIPELINE PARTNERS	3,620.000	125,911.51	157,651.00
COM UNITS NPV
KELLOGG CO COM	17,900.000	593,779.16	615,223.00
KIMBERLY CLARK CORP COM	37,700.000	1,895,915.30	1,965,678.00
KINDER MORGAN MANAGEMENT LLC	4,277.000	141,388.28	160,216.42
SHS

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 19

ACCOUNT 124079 - COMBINED	HARRIS COROPORATION

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

KNIGHT RIDDER INC	32,700.000	1,504,885.73	2,254,011.00
KNIGHT TRANSPORTATION INC	24,700.000	472,449.20	613,054.00
COM
KOHL’S CORP	47,870.000	3,072,077.01	2,459,560.60
COM
LNR PPTY CORP	3,900.000	121,952.44	145,860.00
COM
LABORATORY CORP AMER HLDGS	12,400.000	362,215.35	373,860.00
COM
LAM RESEARCH CORPORATION	11,500.000	318,984.26	209,415.00
COM. STK. NPV
LANDAMERICA FINL GROUP INC	7,300.000	267,357.14	346,750.00
COM
LANDRYS SEAFOOD RESTAURANTS	11,850.000	243,358.60	279,660.00
COM
LANDSTAR SYS INC	3,600.000	149,909.98	225,216.00
COM
LEGGET & PLATT INC COM	18,100.000	389,430.84	371,050.00
LENNAR CORP	4,500.000	225,121.10	321,750.00
CL A COM
LILLY ELI & CO COM	12,359.000	764,540.43	852,400.23
LINCARE HOLDINGS INC	7,500.000	224,169.18	237,075.00
COM
LINCOLN NATIONAL CORP	50,523.000	1,609,728.17	1,800,134.49
COM USD1.25

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 20

ACCOUNT 124079 - COMBINED	HARRIS COROPORATION

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

LINEAR TECHNOLOGY CORP COM	11,900.000	342,771.20	385,322.00
LIZ CLAIBORNE	14,000.000	367,540.93	493,500.00
COM USD1
LOCKHEED MARTIN CORP	31,200.000	1,243,051.76	1,484,184.00
COM
LOWES COS INC COM	13,900.000	454,505.45	597,005.00
LUCENT TECHNOLOGIES INC	234,900.000	1,972,823.73	476,847.00
COM STK USD0.01
LUCENT	1,055.000	867,095.90	1,079,539.30
PFD CONV 8.00%
MBIA COM	7,250.000	284,874.83	353,437.50
MBNA CORP	175,150.000	3,504,766.89	3,650,126.00
COM
MGIC INVT CORP	25,920.000	973,360.21	1,208,908.80
WIS COM
MACROVISION CORP	21,525.000	427,050.18	428,993.25
COM STK
MAGMA DESIGN AUTOMATION INC	13,900.000	146,448.56	238,385.00
COM USD0.0005
MANHATTAN ASSOCS INC	12,650.000	284,251.70	328,773.50
COM
MARATHON OIL CORP	35,500.000	892,900.45	935,425.00
COM STK
(FORMERLY USX -MARATHON GROUP)
MASCO CORP COM	195,240.000	4,857,135.55	4,656,474.00

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 21

ACCOUNT 124079 - COMBINED	HARRIS COROPORATION

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

MAXIM INTERGRATED PRODUCTS	34,470.000	563,473.09	1,175,427.00
COM STK NPV
MAY DEPT STORES CO COM	53,150.000	1,562,829.86	1,183,119.00
MCCORMICK & CO, INC	20,600.000	270,704.60	560,320.00
COM NON.V NPV
MCDONALDS CORP	119,700.000	2,712,367.67	2,640,582.00
COM NPV
MCKESSON CORP	13,000.000	425,590.75	464,620.00
COM
MEADWESTVACO CORPORATION	18,000.000	425,534.81	444,600.00
COM NPV
MEDIACOM COMMUNICATIONS CORP	21,625.000	259,369.49	210,627.50
CL A
MEDICIS PHARMACEUTICAL CORP	5,025.000	195,721.64	284,917.50
CL A NEW
MEDIMMUNE INC	6,300.000	214,391.84	229,131.00
COM
MEDTRONIC INC COM	117,596.000	4,322,326.10	5,641,080.12
MELLON FINL CORP	77,000.000	1,662,619.79	2,136,750.00
COM
MERCANTILE BANKSHARES CORP COM	36,700.000	1,027,630.27	1,444,145.00
MERCK & CO INC COM	199,110.000	10,927,668.61	12,056,110.50
MERITAGE CORP	5,825.000	174,127.76	286,939.50
COM
MERRILL LYNCH & CO INC COM	23,700.000	1,499,723.36	1,106,316.00

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 22

ACCOUNT 124079 - COMBINED	HARRIS COROPORATION

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

METHANEX CORP	11,400.000	120,318.10	121,752.00
COM NPV
MICREL INC	59,800.000	668,947.94	621,920.00
COM
MICROSOFT CORP	583,164.000	15,855,138.79	14,952,324.96
COMMON STOCK
MICROCHIP TECHNOLGY INC	7,200.000	164,875.26	178,200.00
COM
MICRON TECHNOLOGY INC	29,500.000	1,187,110.33	343,085.00
COM STK USD0 .10
MILLIPORE CORP COM	6,400.000	322,471.00	283,968.00
MONOLITHIC SYSTEMS TECHNOLOGY INC	16,050.000	181,095.58	146,857.50
COM STK USD0.01
MOODYS CORP	16,500.000	403,437.68	869,715.00
COMMON STOCK
MORGAN STANLEY DEAN WITTER DISCOVER & CO	80,490.000	5,896,998.99	3,440,947.50
COM NEW
MOTOROLA INC M	211,478.000	3,968,348.83	1,994,237.54
COM USD3.00
MOVIE GALLERY INC	14,900.000	246,943.46	277,587.00
COM
MUELLER INDS INC	3,710.000	122,836.90	100,578.10
MYLAN LABORATORIES	8,700.000	211,579.49	302,499.00
COM USD0.50
MYRIAD GENETICS INC	21,825.000	720,282.00	296,601.75
COM STK USD0.01

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 23

ACCOUNT 124079 - COMBINED	HARRIS COROPORATION

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

NVR INC	1,310.000	347,251.52	538,410.00
COM STK USD0.01
NASSDA CORP	25,100.000	257,840.40	197,537.00
COM STK USD0.001
NATIONAL CITY CORP	33,700.000	695,292.89	1,102,327.00
COM USD4
NATIONS FDS INC	3,816,553.080	57,287,503.65	56,179,661.33
INTL VAL INV A
NETBANK INC	11,600.000	156,247.95	151,380.00
COM
NETWORKS ASSOCS INC	12,700.000	270,044.57	161,036.00
COM
NEW CENTURY FINANCIAL CORP	9,110.000	246,815.64	395,738.40
COM
NEW PLAN EXCEL RLTY TR INC	10,470.000	201,075.90	223,534.50
COM
NEW YORK TIMES CO CL A	27,200.000	1,201,259.35	1,237,600.00
NEWELL RUBBERMAID INC	54,030.000	1,429,647.02	1,512,840.00
COM
NEXTEL PARTNERS INC	48,425.000	262,732.85	355,439.50
COMMON STOCK .001
NIKE INC	9,400.000	484,886.09	502,806.00
COM STK CLASS ‘B’ NPV
99 CENTS ONLY STORES	10,991.000	295,542.59	377,211.12
COM
NISOURCE INC	92,100.000	2,001,050.55	1,749,900.00
COM

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 24

ACCOUNT 124079 - COMBINED	HARRIS COROPORATION

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

NORFOLK SOUTHN CORP COM	76,000.000	2,112,010.45	1,459,200.00
NORTEL NETWORKS CORP NEW	32,200.000	103,181.49	86,940.00
COMMON STOCK
NTGI-QM COLLECTIVE DAILY S&P500 EQUITY	97,104.026	251,766,046.10	240,212,919.40
INDEX-FUND-LENDING
NTGI-QM COLLECTIVE DAILY AGGREGATE BOND	581,106.685	139,668,784.21	176,756,382.59
INDEX FUND LENDING
NORTHERN TRUST CORP	29,900.000	1,004,982.07	1,243,840.00
COM
NORTHROP GRUMMAN CORP	8,400.000	946,733.42	724,836.00
COM NPV
(FORMERLY NORTHROP CORP)
ODYSSEY HEALTHCARE INC	22,862.000	439,512.87	845,894.00
COM USD0.001
OFFICE DEPOT INC	16,100.000	240,712.00	233,611.00
COMMON STOCK USD0.01
OMNICOM GROUP COM USD0. 5	8,300.000	459,222.17	595,110.00
ONEOK INC NEW	8,900.000	166,305.98	174,707.00
COM
OPEN TEXT CORP	10,000.000	268,572.17	282,500.00
COM NPV
ORACLE CORP	262,250.000	7,259,621.39	3,149,622.50
COM
O’REILLY AUTOMOTIVE INC	47,492.000	1,409,674.16	1,589,557.24
COM STK USD0.01
ORTHODONTIC CTRS AMER INC	19,750.000	483,148.05	158,197.50
COM

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 25

ACCOUNT 124079 - COMBINED	HARRIS COROPORATION

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

OVERSEAS SHIPHOLDING GP USD	7,400.000	128,978.86	162,874.00
COMMON STOCK USD1
OWENS & MINOR INC	11,000.000	177,458.87	245,850.00
COM
OWENS ILLINOIS	29,210,000	376,252.79	402,221.70
COM USD0.001
(REREF FROM 2664909)
PMI GROUP INC	82,000.000	1,391,998.46	2,200,880.00
COM STK NPV
PPG INDUSTRIES COM	32,860.000	1,651,577.63	1,667,316.40
USD1.666
PPL CORP	14,634.000	567,492.64	629,262.00
COMMON STOCK
PACIFIC CAP BANCORP NEW	5,400.000	189,109.90	188,676.00
COM
PACIFICARE HEALTH SYSTEMS INC	8,200.000	282,646.29	404,506.00
COM STK
PALL CORP COM USD0.25	83,800.000	1,857,286.91	1,885,500.00
PAN PAC RETAIL PPTYS INC	2,800.000	104,105.93	110,180.00
COM
PAPA JOHNS INTERNATIONAL INC	6,190.000	180,032.12	173,877.10
COM STK NPV
PARKER HANNIFIN CORP COM NPV	14,200.000	615,903.55	596,258.00
PATINA OIL & GAS CORP	13,125.000	240,834.39	421,968.75
COM
PAYCHEX INC COM	14,800.000	518,371.49	434,972.00

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 26

ACCOUNT 124079 - COMBINED	HARRIS COROPORATION

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

PEC SOLUTIONS INC	11,049.000	210,869.76	177,446.94
COMMON STOCK USD0.01
PEDIATRIX MED GROUP	6,825.000	205,007.94	243,311.25
COM
PENNEY (JC) COM	15,000.000	635,985.27	252,750.00
USD0.50
PEOPLESOFT INC	5,400.000	133,309.61	94,824.00
COM
PEPSICO INC COM	118,460.000	5,577,506.76	5,271,470.00
PFIZER INC COM	330,955.000	11,394,459.57	11,302,113.25
PHARMACEUTICAL PRODUCT DEVELOPMENT	17,975.000	487,821.18	516,062.25
COM STK USD0.01
PHELPS DODGE CORP USD6. 2 5	42,360.000	1,096,233.98	1,624,082.40
PIMCO FDS MULTI MANAGER SER	317,883.070	6,635,354.58	7,819,923.52
RCM GLOBAL TECHNOLOGY FD
PRAXAIR INC.	64,889.000	2,858,429.19	3,899,828.90
COM STK USD0.01
PRIORITY HEALTHCARE CORP	17,000.000	439,506.13	316,200.00
CL B
PROASSURANCE CORP	6,700.000	151,572.16	180,833.00
COM
(FORMERLY MEDICAL ASSURANCE INC)
PROCTER & GAMBLE CO COM	46,530.000	3,911,454.37	4,149,545.40
PROSPERITY BANCSHARES INC	8,950.000	166,391.16	171,929.50
COM

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 27

ACCOUNT 124079 - COMBINED	HARRIS COROPORATION

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

PRUDENTIAL FINANCIAL INC	18,900.000	552,614.12	635,985.00
COM USD0.01
QUALCOMM INC	72,040.000	3,772,443.34	2,589,117.60
COM STK USD0.0001
QUEST DIAGNOSTICS INC	6,500.000	359,404.70	414,700.00
COM
QWEST COMMUNICATIONS INTL INC	434,500.000	3,977,810.22	2,076,910.00
COM
R & G FINL CORP	3,900.000	93,722.61	115,830.00
CL B
RADIAN GROUP INC	80,783.000	1,775,190.53	2,960,696.95
COM
RAMBUS INC	13,900.000	186,822.70	229,628.00
COMMON STOCK (USD0.001)
RAYTHEON CO NEW	32,800.000	1,012,356.82	1,077,152.00
COM STK USD0.01
READERS DIGEST ASSN INC	52,900.000	1,042,296.37	713,092.00
COM FORMERLY CL A NON VTG
REHABCARE GROUP INC	7,125.000	175,863.45	104,381.25
COM
RENAISSANCE LEARNNING INC	4,675.000	95,997.77	101,447.50
COMMON STOCK USD0.01
(FORMERLY ADVANTAGE LEARNING SYS INC)
RENT A CTR INC	3,525.000	134,642.79	267,230.25
COM
RESEARCH IN MOTION LTD	9,900.000	167,475.30	214,038.00
COM

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 28

ACCOUNT 124079 - COMBINED	HARRIS COROPORATION

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

RESOURCES CONNECTION INC	18,000.000	372,058.15	429,660.00
COM
ROCKWELL AUTOMATION INC	54,700.000	862,154.83	1,304,048.00
NEW COM STK USD1
ROCKWELL COLLINS INC	81,500.000	1,733,419.42	2,007,345.00
COM STK USD0.01
ROLLINS, INC	10,350.000	212,493.82	195,097.50
COM STK USD1
ROYAL DUTCH PETE CO	59,200.000	2,638,253.03	2,759,904.00
N Y REGISTRY SH PAR N CLDR 1.25
SBC COMMUNICATIONS INC	154,692.000	5,773,673.13	3,952,380.60
COM
SLM CORP	15,600.000	537,528.96	611,052.00
COM STK
(FORMERLY USA EDUCATION INC)
SAFECO CORP	62,800.000	2,185,034.96	2,216,212.00
ST.JUDE MEDICAL INC	15,500.000	596,114.75	891,250.00
COM STK USD0.10
ST PAUL COS INC COM	40,454.000	1,286,338.28	1,476,975.54
SALIX PHARMACEUTICALS LTD	12,700.000	152,247.54	131,953.00
COMMON STOCK
SAN JUAN BASIN ROYALITY TRUST	15,700.000	239,804.37	281,815.00
UNITS OF BNF INT NPV
SCHERING PLOUGH CORP COM	156,000.000	4,996,198.95	2,901,600.00
SCHLUMBERGER LTD	61,650.000	2,912,834.31	2,932,690.50
COM

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 29

ACCOUNT 124079 - COMBINED	HARRIS COROPORATION

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

SCHWAB CHARLES CORP NEW COM	26,050.000	650,024.79	262,844.50
SEMTECH CORP	13,500.000	214,023.96	192,375.00
COM STK USD0.01
SHOPKO STORES INC COM	19,380.000	344,851.66	251,940.00
SICOR INC	10,075.000	197,035.05	204,925.50
COM
SIEBEL SYS INC	7,200.000	77,404.55	68,277.60
COM
SIERRA HEALTH SERVICES INC	14,700.000	193,850.83	294,000.00
COM STK USD0.01
SILICON VY BANKSHARES	9,100.000	230,934.19	216,671.00
COM
SIMON PPTY GROUP INC NEW	37,368.000	913,057.32	1,458,473.04
COM
SMURFIT-STONE CONTAINER CORP	19,100.000	274,075.32	248,491.00
COM
SOUTHWEST AIRLS CO COM	28,900.000	529,359.79	497,080.00
COMMON STOCK
SOUTHWESTERN ENERGY CO	10,900.000	138,729.36	163,609.00
COM STK USD2.50
SPRINT CORP	111,400.000	2,548,414.52	1,604,160.00
COM
STANLEY WORKS COM USD2.50	32,000.000	697,600.00	883,200.00
STAR GAS PARTNERS L P	5,300.000	112,663.14	116,441.00
UNIT LTD PARTNERSHIP INT

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 30

ACCOUNT 124079 - COMBINED	HARRIS COROPORATION

			MARKET
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

STARWOOD HOTELS & RESORTS WORLDWIDE INC	71,602.000	2,720,313.55	2,047,101.18
COM
STATE STREET PASSIVE BOND MARKET	1,976,678.628	28,810,793.57	30,462,594.34
INDEX FUND
STATE STREET CORP	64,770.000	2,732,572.52	2,551,938.00
COM
STATEN IS BANCORP INC	13,240.000	241,581.05	257,915.20
COM
STEEL DYNAMICS INC	9,400.000	127,654.57	129,626.00
COM STK USD0.01
STEWART INFORMATION SERVICES CORP	7,900.000	183,704.50	220,015.00
COM STK USD 0.01
STONE ENERGY CORP	10,200.000	347,739.45	427,584.00
COM
SUN MICROSYSTEMS COM USD0. 0006	51,600.000	756,929.03	239,940.00
SUNRISE SENIOR LIVING INC	9,340.000	261,164.33	209,029.20
COM
(FORMERLY SUNRISE ASSISTED LIVING INC)
SYMYX TECHNOLOGIES INC	13,425.000	191,163.21	221,378.25
COM
SYNOPSYS INC	7,805.000	401,425.89	483,363.65
COM STK USD0.01
SYSCO CORP USD1	23,800.000	705,632.37	714,952.00
TCF FINANCIAL CORP COM	5,350.000	228,774.05	213,144.00
TXU CORP	76,100.000	1,218,530.44	1,708,445.00
COM

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 31

ACCOUNT 124079 - COMBINED	HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE

TARGET CORP	100,070.000	2,782,323.80	3,786,648.80
COMMON STOCK USD.1667 FORMERLY DAYTON HUDSON CORP
TECHNE CORP	25,525.000	768,860.20	774,683.75
COM
TERADYNE,INC COM	9,000.000	349,594.10	155,790.00
STK USD0.125
TETRA TECH INC	7,600.000	98,979.36	132,240.00
NEW COM
TEXAS INSTRS INC COM	115,900.000	3,495,809.60	2,039,840.00
3M CO	13,300.000	1,624,378.81	1,715,434.00
COM STK NPV (FORMERLY MINNESOTA MINING & MFG)
TOLL BROS INC	7,200.000	167,653.89	203,832.00
TORO CO	10,080.000	273,078.43	400,680.00
TOYS ‘R’ US COM USD0.10	92,300.000	1,605,055.24	1,118,676.00
TRAVELERS PPTY CAS COM	3,593.000	64,699.01	57,128.70
STK USD0.01 CL ‘A’
TRAVELERS PPTY CAS CORP	7,383.000	143,648.67	116,429.91
COMMON STOCK CL B
TRIMBLE NAVIGATION	6,800.000	160,683.18	156,604.00
COM STK NPV
TYCO INTL LTD NEW	72,700.000	1,713,917.68	1,379,846.00
COM
UST INC COM USD0.5	50,100.000	1,499,210.78	1,755,003.00

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 32

ACCOUNT 124079 - COMBINED	HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE

UNION PAC CORP COM	46,000.000	2,441,699.47	2,668,920.00
UNISOURCE ENERGY CORP	8,400.000	144,459.92	157,920.00
COM
UNITED AUTO GROUP	12,600.000	233,239.96	274,428.00
COM STK USD0.0001
UNITED ONLINE INC	4,700.000	47,709.68	119,098.00
COMMON STOCK (FORMERLY NETZERO INC)
UNITED PARCEL SERVICES	12,300.000	759,653.99	783,510.00
CLASS B SHARS
UNITED RENTALS INC	25,200.000	241,393.74	350,028.00
COM STK USD0.01
UNITED TECHNOLOGIES CORP COM	23,830.000	1,529,879.14	1,687,878.90
UNITEDHEALTH GROUP INC	35,200.000	1,416,402.47	1,768,800.00
COMMON STOCK USD0.01
UNIVERSAL CORP VA COM	4,710.000	165,983.87	199,233.00
UNIVISION COMMUNICATIONS INC	14,700.000	423,325.98	446,880.00
CL A
UNOCAL CORP COM	58,500.000	2,039,705.70	1,678,365.00
UNUMPROVIDENT CORP	113,600.000	2,728,719.73	1,523,376.00
COM
USTARCOM INC	21,550.000	436,059.62	768,042.00
USD0.00125 (REREF FROM RUTSTAR)
VALERO ENERGY CORP NEW	2,000.000	85,664.56	72,660.00
COM

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 33

ACCOUNT 124079 - COMBINED	HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE

VERITAS DOC INC	11,600.000	119,915.86	133,400.00
COM STK USD0.01
VERIZON COMMUNICATIONS	138,134.000	5,073,736.84	5,449,386.30
COMMON STOCK
VERITAS SOFTWARE CO	17,599.000	916,784.58	507,203.18
COM
VIACOM INC	26,007.000	1,064,167.64	1,135,465.62
CLASS B COMMON
VISX	10,000.000	161,184.18	173,500.00
COM STK NPV
WGL HOLDINGS INC	12,300.000	318,135.63	328,410.00
W HLDG CO INC	11,200.000	189,847.41	189,504.00
COM
WACHOVIA CORP 2ND NEW	18,800.000	688,518.85	751,248.00
COM
WAL MART STORES INC COM	179,620.000	6,140,823.24	9,640,205.40
WALGREEN CO COM	96,560.000	2,381,809.33	2,906,456.00
WASTE MGMT INC DEL	107,172.000	2,709,590.01	2,581,773.48
COM
WATERS CORP COM	13,200.000	409,845.42	384,516.00
STK USD0.01
WELLS FARGO & CO NEW	33,300.000	1,176,036.54	1,678,320.00
COM
WEST CORPORATION	19,950.000	417,396.06	531,667.50
COMMON STOCK USD1 (FORMERLY WEST TELESERVICES CORP)

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 34

ACCOUNT 124079 - COMBINED	HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE

WESTAR ENERGY INC	9,900.000	98,680.50	160,677.00
COM STK USD5 (FORMERLY WESTERN RESOURCES INC)
WEYERHAEUSER CO COM	37,620.000	1,731,934.70	2,031,480.00
WHOLE FOODS MARKET INC	2,500.000	102,302.57	118,825.00
COM STK NPV
WILLIAMS ENERGY PARTNERS L P	3,500.000	110,950.00	165,760.00
COM UN PRT LTD
WILMINGTON TRUST CORPORATION	18,300.000	504,138.03	537,105.00
NEW
WRIGLEY (WILLIAM) JUNIOR CO	43,250.000	2,378,479.50	2,431,947.50
COM STK NPV
WYETH	182,700.000	7,566,951.65	8,321,985.00
USD0.3333 (FORMERLY AMERICAN HOME PRODUCTS CORP)
XILINX INC	13,600.000	505,411.10	344,080.00
COMMON STOCK
XEROX CORP COM	41,000.000	944,991.26	434,190.00
YAHOO INC COM	23,000.000	786,492.59	752,100.00
STK USD0.01
YANKEE CANDLE INC	12,125.000	250,283.16	281,542.50
COM
ZALE CORP	3,280.000	120,634.19	131,200.00
COM NEW
ZIMMER HLDGS INC	8,560.000	275,117.25	385,628.00
COM

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 35

ACCOUNT 124079 - COMBINED	HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE

ALLSTATE LIFE INSURANCE	63,206,133.130	63,206,133.13	63,206,133.13
GIC #77064 5.430%
STATE STREET BANK & TRUST	74,675,489.580	74,675,489.58	74,675,489.58
GAC #97019 SYNTHETIC GIC #172481
PRUDENTIAL LIFE INSURANCE	5,329,503.830	5,329,503.83	5,329,503.83
#10010-215 4.740% 02/11/2005
GE LIFE & ANNUITY ASSURANCE CO	12,792,805.540	12,792,805.54	12,792,805.54
7.160% 12/08/2003
MONUMENTAL LIFE INS CO	8,091,191.830	8,091,191.83	8,091,191.83
MDA 00076FR 6.000% 04/19/2004
MONUMENTAL LIFE	83,451,008.760	83,451,008.76	83,451,008.76
CONTRACT #00245TR 6.410% DTD 01JUL2000 DUE 01JUL2002
ALLSTATE LIFE INS	3,458,174.960	3,458,174.96	3,458,174.96
#GA-6316 6.030% DTD 25JAN2001 DUE 27JAN2005
CAISSE DES DEPOT	8,020,762.310	8,020,762.31	8,020,762.31
BRIC 121-07
ALLSTATE LIFE INS	5,675,599.530	5,675,599.53	5,675,599.53
#GA-6326 5.930% DTD 19APR2001 DUE 19APR2005
MASS MUTUAL #35083	5,326,680.900	5,326,680.90	5,326,680.90
4.000% DTD 16NOV2001 DUE 22NOV2004
SECURITY LIFE OF DENVER	4,449,556.880	4,449,556.88	4,449,556.88
#SA-0286 5.540% 07/12/2004

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 36

ACCOUNT 124079 - COMBINED	HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE

PRUDENTIAL CAP-MAC INSD	5,455,951.280	5,455,951.28	5,455,951.28
#10010-214 4.960% DTD 09/06/2001 DUE 09/07/2004
SECURITY LIFE OF DENVER	5,619,068.290	5,619,068.29	5,619,068.29
#SA-0240 5.360% 04/07/2004
METLIFE	2,209,381.500	2,209,381.50	2,209,381.50
#GAC-28220 5.400% DTD 09AUG2001 DUE 10AUG2004
UBS AG	73,382,967.750	73,382,967.75	73,382,967.75
#5012 5.898% 05/03/2005
NEW YORK LIFE	6,667,042.520	6,667,042.52	6,667,042.52
GA30972-002 5.330% DTD 19JUN2001 DUE 28JUN2004
BANK OF AMERICA NT&SA	74,131,426.880	74,131,426.88	74,131,426.88
CONTRACT #99-220 GIC 5.96%
CHASE SYNTHETIC	60,514,495.050	60,514,495.05	60,514,495.05
GIC# 433121-LT 5.710% DTD 01JUN2000 DUE 01SEP2003
JOHN HANCOCK LIFE INS	9,582,862.180	9,582,862.18	9,582,862.18
GAC #15017 7.420% 15AUG2005
METROPOLITAN LIFE INS CO	5,251,531.350	5,251,531.35	5,251,531.35
GAC 28845 1.790% DTD 25JUN2003 DUE 23JUN2005
NEW YORK LIFE INS # 31340	5,355,024.540	5,355,024.54	5,355,024.54
4.190% 31JAN2005
TRAVELERS INSURANCE COMPANY	5,061,087.930	5,061,087.93	5,061,087.93
GR-18502 2.920% DTD 01JAN2003 DUE 28JAN2010

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 37

ACCOUNT 124079 - COMBINED	HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE

NEW YORK LIFE INS CO	2,100,163.160	2,100,163.16	2,100,163.16
GA 31340-002 4.120% DTD 15APR2002 DUE 15APR2004
METROPOLITAN LIFE INS CO	6,041,891.310	6,041,891.31	6,041,891.31
CONTRACT #28813 2.830% DTD 01APR2003 DUE 27MAR2006
METROPOLITAN LIFE INS CO	3,170,199.430	3,170,199.43	3,170,199.43
GAC 28590 4.830% DTD 30APR2002 DUE 26APR2005
MONUMENTAL LIFE INSURANCE COMPANY	7,555,849.830	7,555,849.83	7,555,849.83
SV04304Q 2.190% DTD 26FEB2003 DUE 26FEB2013
ACCOUNT TOTAL		1,831,373,283.71	1,850,532,530.23
LESS AMOUNTS INCLUDED IN CASH AND CASH EQUIVALENTS ON THE BALANCE SHEET		(93,850,131.23)	(93,850,131.23)

		1,737,523,152.48	1,756,682,399.00

EIN 34-0276860

SCHEDULE III

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK ACCOUNT 124079 - COMBINED	SCHEDULE H ITEM 4I PART 2 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES FROM 07/01/2002 TO 06/30/2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE-DATED) 07/22/03 PAGE 1

HARRIS COROPORATION
RETIREMENT PLAN
COMBINED REPORT

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST OF ACQUISITIONS	PROCEEDS OF DISPOSITIONS

FRESH DELMONTE PRODUCE	10,700.000	247,479.04
COM STK	24,200.000		583,815.40
02MICRO INTERNATIONAL LIMITED	14,625.000	129,101.15
COMMON STOCK	2,550.000		31,803.96
TARO PHARMACEUTICAL INDS LTD	4,475.000	170,287.35
ORD	9,875.000		395,212.45
QIAGEN INC	50,825.000	326,371.64
ADR COM	14,700.000		105,084.35
RESERVE INVSTMT FUND INC	8,512,305.140	8,512,305.14
05/20/2000	10,121,000.000		10,121,000.00
HARRIS RETIREMENT PLAN LOAN	14,401,717.910	14,401,717.91
	11,652,285.840		11,652,285.84
AGRIUM INC	16,200.000	190,229.44
COM NPV USD	16,200.000		176,028.19
ALCATEL ALSTHOM	40,200.000	258,288.53
& SPONSORED ADR	40,200.000		359,132.18
BALLARD PWR SYS INC	33,100.000	340,438.21
COM	33,100.000		373,272.10
HURRICANE HYDROCARBONS LTD	9,880.000	65,921.78
CL A	25,680.000		241,828.72
PHARMACIA CORP	9,000.000	385,985.09
COMMON STOCK (ACQUIRED)	29,300.000		1,192,442.93
ROYAL DUTCH PETE CO	19,400.000	843,732.76
N Y REGISTRY SH PAR N CLDR 1.25	6,500.000		273,481.86

EIN 34-0276860

SCHEDULE III

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK ACCOUNT 124079 - COMBINED	SCHEDULE H ITEM 4I PART 2 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES FROM 07/01/2002 TO 06/30/2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE-DATED) 07/22/03 PAGE 2

HARRIS CORP RETIREMENT PLAN COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST OF ACQUISITIONS	PROCEEDS OF DISPOSITIONS

TYCO INTL GROUP S A	342,000.000	342,000.00
CONV 2.750% DTD 09JAN2003 DUE 15JAN2018	342,000.000		362,520.00
TYCO INTL GROUP S A	171,000.000	171,000.00
CONV 3.125% DTD 09JAN2003 DUE 15JAN2023	171,000.000		181,687.50
ALLSTATE LIFE INSURANCE	21,875,777.020	21,875,777.02
GIC #77064 5.430%	11,780,098.010		11,780,098.01
BUSINESS MEN’S ASSURANCE	276,818.920	276,818.92
#1309	6,365,759.240		6,365,759.24
5.410% 05/05/2003
CDC INVESTMENT MGMT CORP	85,539.910	85,539.91
BRIC #121-05 @ 6.020%	5,097,109.330		5,097,109.33
22/DEC/2002
STATE STREET BANK & TRUST	13,488,298.940	13,488,298.94
GAC #97019	3,665,160.360		3,665,160.36
SYNTHETIC GIC #172481
CDC INVESTMENT MGMT CORP	243,299.990	243,299.99
BRIC #121-06	7,764,538.950		7,764,538.95
5.890% 06/08/2003
MONUMENTAL LIFE INS CO	480,124.160	480,124.16
MDA 00076FR	482,707.940		482,707.94
6.000% 04/19/2004
MONUMENTAL LIFE	27,977,123.710	27,977,123.71
CONTRACT #00245TR	4,413,535.940		4,413,535.94
6.410% DTD 01JUL2000 DUE 01JUL2002
SUNAMERICA LIFE	255,423.210	255,423.21
#4993	3,726,303.970		3,726,303.97
7.530% DTD 28MAY2000 DUE 23JUN2003

EIN 34-0276860

SCHEDULE III

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK ACCOUNT 124079 - COMBINED	SCHEDULE H ITEM 4I PART 2 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES FROM 07/01/2002 TO 06/30/2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE-DATED) 07/22/03 PAGE 3

HARRIS CORP RETIREMENT PLAN COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST OF ACQUISITIONS	PROCEED OF DISPOSITIONS

METROPOLITAN LIFE	215,545.310	215,545.31
# GAC 25857	5,558,547.660		5,558,547.66
5.430% DTD 03/01/2001 DUE 03/31/2003
CAISSE DES DEPOT	289,670.220	289,670.22
BRIC 121-07	305,542.410		305,542.41
UBS AG	28,048,964.400	28,048,964.40
#5012	11,087,069.170		11,087,069.17
5.898% 05/03/2005
MASS MUTUAL LIFE INS CO	204,557.930	204,557.93
#35069	5,517,133.850		5,517,133.85
5.030% DTD 04/06/2001 DUE 04/07/2003
BANK OF AMERICA NT&SA	29,467,703.610	29,467,703.61
CONTRACT #99-220 GIC 5.96%	8,075,804.300		8,075,804.30
SUN AMERICA GIC	409,574.280	409,574.28
#4991	6,210,506.620		6,210,506.62
7.530% DTD 14JUN2000 DUE 09JUN03
CHASE SYNTHETIC	13,305,281.840	13,305,281.84
GIC# 433121-LT	15,315,260.800		15,315,260.80
5.710% DTD 01JUN2000 DUE 01SEP2003
JOHN HANCOCK LIFE INS	667,800.000	667,800.00
GAC #15017	667,800.000		667,800.00
7.420% 15AUG2005
PRUDENTIAL GA#10010	378,292.980	378,292.98
6.170% 06/17/2003	6,742,743.140		6,742,743.14

EIN 34-0276860

SCHEDULE V

NEW YORK DEUTSCHE BANK TRUST COMPANY AMERICAS ACCOUNT 124079 - COMBINED	SCHEDULE H ITEM 4J PART 2 - SCHEDULE OF REPORTABLE TRANSACTIONS CUMULATIVE TRANSACTIONS BY ISSUE ASSETS HELD FOR INVESTMENT PURPOSES FROM 07/01/2002 TO 06/30/2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE-DATED) 07/22/03 PAGE 1

HARRIS COROPORATION
RETIREMENT PLAN
COMBINED REPORT

MARKET VALUE 06/30/2002 $1,845,771,576.16

	DISPOSED			ACQUIRED

SECURITY DESCRIPTION	SALES	PROCEEDS	GAIN OR LOSS-	PURCHASES	COST

PYRAMID DIRECTED ACCOUNT CASH	861	388,216,789.47	0.00	956	378,780,696.27
FUND
STI CLASSIC INSTITUTIONAL CASH MGMT	329	104,469,951.37	0.00	243	109,731,627.48
MONEY MARKET FUND
PYRAMID EQUITY INDEX FUND	82	75,001,683.19	17,737,876.41-	79	58,176,847.67

EIN 34-0276860

SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Harris Corporation Retirement Plan
By:	Retirement Plan Administrative Committee, as Plan Administrator /s/ David S. Wasserman David S. Wasserman

Date:   December 23, 2003